EXHIBIT 99.1
LETTER TO OUR SHAREHOLDERS
Dear Valued Shareholders,
2025 was an extraordinary year for Titan America. In February, we joined the impressive roster of companies that trade on the New York Stock Exchange, a transformational milestone in our company's history. Our successful IPO not only validated our strategic vision but also provided the resources to accelerate our growth strategy and boost long-term value creation, positioning Titan America for a new era of growth that lies ahead.
In 2025, we delivered record revenue, profitability, and operating cash flow even as the building materials market faced significant headwinds, including ongoing economic uncertainty and soft demand for heavy construction materials in residential end markets. Revenue increased by approximately 2% to reach $1.66 billion, net income increased by 12% to $185 million, Adjusted EBITDA increased by approximately 5% to $390 million, and operating cash flow reached a record $295 million.
Our strong financial results were achieved through skillful execution, disciplined decision making, and an unwavering focus on serving our customers. We demonstrated again that Titan America can grow and outperform even in challenging environments. This resilience showcases the effectiveness of our vertically integrated business model, our strong strategic positioning in high-growth markets, and the operational excellence of our team.
At the end of 2025, we concluded negotiations and in early January 2026 signed a definitive agreement to acquire the Keystone Cement Company, a Pennsylvania-based cement and aggregates producer. When concluded, the acquisition will increase our domestic cement production capacity, expand our geographic reach to mostly new to Titan America markets in Pennsylvania, Ohio, Maryland, and Delaware, and complement our existing positions in the Mid-Atlantic region.
Regional Strength and Strategic Positioning
Titan America operates in a geographic footprint along the East Coast, which encompasses three of the 11 fast-growing economic mega-regions in the U.S.
A key competitive advantage of Titan America is our unique vertically integrated business model, which gives us the strategic flexibility to grow through multiple channels to market. We have built a comprehensive, vertically integrated, interconnected portfolio of products, up and down the value chain, whereby our downstream product lines are not only complementary and synergistic but also mostly self-supplied by our upstream product lines. In other words, our downstream product lines also serve as channels to market for our upstream products.
We believe our unique vertically integrated business model gives us the built-in options and the strategic flexibility to grow ahead of the market with high quality of earnings.

Our hard-to-replicate logistics network connects mega production and import hubs, product distribution terminals and warehouses, and our downstream production units, offering reliability of supply and the strategic flexibility to serve customers from the sourcing point with the lowest total cost.
Strong Focus on Customer Service and Solutions
We are investing in and setting the standard for customer experience with our products, solutions, and services. In 2025, we were a critical supplier and solution partner in a number of major projects that illustrate both the breadth of our market reach and our technical capabilities in providing specialized solutions across diverse construction sectors. As an example, in 2025, we were selected as the primary supplier of ready-mix to the largest continuous concrete foundation placement in Florida history - showcasing our capability to execute on the most ambitious projects in our markets. In addition, our strong position in data-center infrastructure in Virginia, the hyperscale data-center capital of the world, demonstrates our ability to serve emerging high-growth, high-tech segments that are reshaping our economy and driving demand in the areas where we operate.
Innovation is Yielding Tangible Results in Operational Efficiency, Cost Reduction, and Enhanced Customer Service
Our commercial and R&D teams continued to collaborate with leading customers to design, develop, and commercialize products, services, and solutions that meet the demands of the most ambitious and challenging projects in our markets. We continue to innovate and expand our product offerings.
We remain focused on meeting the evolving needs of our customers for sustainable, high-performance products, services, and solutions.
Building on our introduction of ternary blended cement in 2024, we continue to advance next-generation cement that delivers high performance with lower emissions, positioning us at the forefront of sustainable innovation in our industry.
We also announced entry into adjacent markets following the Florida and Miami-Dade certifications of our proprietary precast Lintels, opening the door for expansion into additional precast solutions that support our vertically integrated growth strategy. This is a key certification under the Florida Building Code and represents years of engineering excellence. It also positions us for meaningful growth in new product categories.
We are at the forefront of the implementation and commercialization of new construction technologies, particularly with our 3D printing initiatives. Our partnerships for the production and development of high-performance concrete utilizing our proprietary 3D mortar formulations exemplify our commitment to innovation. These technologies enable more efficient and precise construction methods, reducing waste and enhancing structural integrity.

Additionally, our extended joint-spacing concrete technology provides durable flooring solutions, crucial for modernizing warehouses and distribution centers, enhancing their longevity and performance while also allowing for the implementation of state-of-the-art automation and robotics technology.
Our portfolio of products also includes high-performance concrete and cementitious products tailored to meet increasingly demanding construction needs for infrastructure and commercial markets. High-strength and high-modulus elasticity concrete are designed for increasingly tall and slender high-rise buildings in major urban markets. High-durability concretes are developed for projects requiring extended service life in extreme conditions, including landmark tunnels and bridges. These products include marine and underwater concrete designed for saltwater exposure - enhancing the quality of construction while supporting sustainable and resilient development.
Digital Transformation
We also continued our advances in digital transformation, a key strategic theme for Titan America. Building on our successful deployment of an AI-based real-time logistics optimizer in Florida and the Mid-Atlantic, we made significant advancements in manufacturing with our novel 3D digital twin of the Pennsuco Cement plant, the deployment of generative AI applications for maintenance and operations, and improvements to AI-based prescriptive maintenance analytics and real-time optimizers at both cement plants. These innovations position us as a Digital Transformation technology leader in our industry.
People and Culture
Through increased investment in employee development, targeted recruiting of critical capabilities, and enhanced organizational collaboration, we continued to strengthen our talent base and employee engagement. We remain committed to fostering a high-performance culture grounded in belonging, meritocracy, and mutual respect - one that offers a welcoming, fair, and inclusive environment for all. In the year ahead, we will further expand training, upskilling, and career-growth opportunities for our employees while reinforcing the values that define Titan America. These efforts will ensure we continue to attract and retain exceptional talent who are inspired to innovate, grow and help build a better world together.
Safety and Environmental Stewardship
Most importantly, we continued to uphold the highest standards in safety and environmental stewardship. Protecting our people and operating responsibly remain non-negotiable priorities. Our Lost Time Incident Frequency Rate (LTIFR) has remained below 0.10, with many sites reporting no lost time incidents in five years or more - a stunning safety accomplishment that reflects our unwavering commitment to protecting our employees and creating a culture of safety excellence. Our commitment to safety, excellence, and environmental performance ensures we grow the right way, reinforcing the values that define Titan America.

We continue to make progress on our environmental commitments, having reduced CO₂ emissions by almost 20% since 2019. This achievement underscores our commitment to responsible manufacturing and sustainable operations that benefit both our stakeholders and the communities we serve.
Robust Balance Sheet Provides Strategic Flexibility to Support Growth and Shareholder Returns
Despite the economic headwinds we faced in 2025, we continued to execute our key initiatives. Capital expenditures for the year totaled $163 million and were focused on new growth opportunities, geographic expansion, enhanced logistics capabilities, expanded cement and aggregate production, and new product development.
Our balance sheet was further bolstered in 2025 by our initial public offering and our strong leverage profile provides us with significant financial flexibility to pursue strategic initiatives while returning value to our shareholders.
Titan America’s New Era of Growth
Looking ahead to 2026 and beyond, I am filled with optimism. We have a clear vision, an ambitious sustainable-growth blueprint, and the talented team necessary to achieve our goals. We have demonstrated that we are passionate about providing innovative building materials and solutions that protect life and property, improve the quality of life, generate economic prosperity, and connect communities.
Although we expect softness in the residential sector to continue in 2026, our markets should continue to benefit from positive long-term demand trends driven by infrastructure investment, manufacturing reshoring, data center expansion, and emerging themes in resilient urbanization and construction technology.
In closing, I want to thank our employees for their dedication, passion, and exceptional execution throughout this transformational year. Our people are key as we aim to make the world around us a safe, sustainable, and enjoyable place to live and work. To our customers and partners, thank you for your trust and collaboration. Together, we are creating a stronger, more resilient, and more successful Titan America. I would also like to thank our valued shareholders for their support as we continue to build on our solid foundation and deliver long-term value.

Sincerely,
Bill Zarkalis
President and Chief Executive Officer